Mail Stop 4561

July 17, 2007

By U.S. Mail and Facsimile (404) 685-7058

William R. Short
Chief Executive Officer
3740 Davinci Court, Suite 150
Norcross, Georgia 30092

Re: Touchstone Bancshares, Inc.
Form SB-2 filed June 18, 2007
File No. 333-143840

Dear Mr. Short:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you are registering 482,500 warrants as well as the common stock underlying these warrants. It appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash

settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. If you conclude that liability classification will be required upon issuance, please revise your capitalization table and dilution information to properly reflect this classification. Additionally, please add disclosures in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Inside Cover Page

2.   Reference is made to the addresses under the map. Please note when you anticipate that each office will open.

Use of Proceeds, page 14

3.   In this section, or under "Office and Facilities" on page 17, please discuss the anticipated cost of your building program.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Interest Rate Sensitivity, page 18

4.   Please revise your discussion to include prospective information regarding the Company's needs for capital, including an enhanced discussion of the impact of the offering on capital and liquidity, including but not limited to, the Company's ability to continue as a going concern should you be unable to raise the minimum amount in the offering in order to capitalize the Bank.

Description of Property

5.   Please provide the disclosure called for under Item 102 of Regulation S-B.

Lending Activities, page 21

6.   Please provide more robust disclosure regarding the different risks that attach to each type of loan that you intend to make.

Organizer and Director Warrants, page 39

7.   In your description of the warrants, disclose, if true, that a Touchstone Bancshares stockholder will not be able to exercise warrants at any time during which Touchstone Bancshares does not have a valid, effective prospectus in place.

Description of Capital Stock, page 42

8.   Please revise to include the terms and provisions of your warrants, consistent with the guidance in Item 202 of Regulation S-B.

Financial Statements

General

9.   We note you have included an audited balance sheet as of May 31, 2007, and the related statements of operations, shareholders' deficit and cash flows for the period from March 31, 2006, date of inception, to May 31, 2007. It is not appropriate to include audited financial statements for a period in excess of twelve months. Please tell us why you have not provided calendar year end audited financial statements in addition to your inception to date financial statements and the authoritative literature relied upon in making this determination. Alternatively, please refer to Item 310 (b) of Regulation S-B as well as paragraphs 10-13 of SFAS 7 and revise to include:
   - an audited balance sheet as of December 31, 2006, the end of the most recent fiscal year, and as of May 31, 2007, separately disclosing cumulative net losses during the development stage at both period ends;
   - audited statements of operations, shareholders' deficit and cash flows for the fiscal year ended December 31, 2006, the five months ended May 31, 2007 and for the period from inception through May 31, 2007; and
   - an updated audit opinion to reflect such changes in financial statement presentation.

Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

10.   We note your disclosure that from March 31, 2006 to April 3, 2007, organizational activities for the Bank were performed through a venture known as Formosa Rose, LLC and that as of April 3, 2007, the date of formation of the Company, all activity and agreements of Formosa Rose, LLC were assigned to the Company. It appears that this was an equity transaction similar to a recapitalization rather than an "assignment of activity and agreements". If true, please revise your disclosure, here and throughout the filing, to:
   - delete language referring to the "assignment of activity and agreements";

- address that this is was an equity transaction similar to a recapitalization;
- state the purpose of the transaction; and
- clarify that because this was an equity transaction similar to a recapitalization, the business of Touchstone Bancshares, Inc. is that of the predecessor (Formosa Rose, LLC) and therefore inclusion of organizational expenses incurred by Formosa Rose, LLC prior to recapitalization is appropriate.
  Alternatively, please provide us with an enhanced description of the transaction including, but not limited to, how you accounted for the transaction and the authoritative literature relied upon.

* * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Robert C. Schwartz, Esq.
        Smith, Gambrell & Russell, LLP
        Suite 3100, Promenade II
        1230 Peachtree Street N.E.
        Atlanta, Georgia 30309